Item 27 Exhibit (d) iv.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Springfield, MA 01111-0001

RESET DEATH BENEFIT ENDORSEMENT

This Endorsement modifies the Certificate to which it is attached. The effective date of this Endorsement is the Certificate Issue Date shown on the Certificate Schedule of the Certificate. In case of a conflict with any provision in the Certificate, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Certificate captioned “Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period”:

PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

If the Death Benefit is payable due to the death of the Participant during the Accumulation Period, the amount of the Death Benefit will be the greatest of:

1.	the Purchase Payments, reduced by an adjustment for each withdrawal. The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the Certificate Value withdrawn;
B = the Certificate Value immediately prior to the withdrawal; and
C = the most recently adjusted Purchase Payments; or

2.	the Certificate Value; or

3.	the value of the 3 Year Reset Feature.

The Death Benefit that is payable is determined at the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method at its Annuity Service Center, adjusted for any applicable charges.

Prior to attaining Age 75 the 3 Year Reset Feature is calculated on each three-year Certificate Anniversary, or when a Purchase Payment or a withdrawal is made as follows:

1.	On each three-year Certificate Anniversary, the 3 Year Reset Feature is equal to the Certificate Value.

2.	For Purchase Payments, the 3 Year Reset Feature is equal to the most recently calculated 3 Year Reset Feature plus the Purchase Payment.

3.	For withdrawals, the 3 Year Reset Feature is equal to the most recently calculated 3 Year Reset Feature, reduced by an adjustment for each withdrawal. The adjustment is equal to A divided by B, with the result multiplied by C, where:

A= the Certificate Value withdrawn;
B= the Certificate Value immediately prior to the withdrawal; and
C= the most recently calculated 3 Year Reset Feature.

MUVAC03DB	1	01-03

After attaining Age 75 the 3 Year Reset Feature is the 3 Year Reset Feature at attained Age 75, adjusted pursuant to the 3 Year Reset Feature calculation formula as described in “2” and “3” above.

If Joint Participants are named, the Age of the oldest Joint Participant will be used to determine the Death Benefit. If the Certificate is owned by a non-natural person, then Participant shall mean Annuitant.

Signed for Massachusetts Mutual Life Insurance Company by:

[ /s/ Christine C. Peaslee ]	[ /s/ Roger W. Crandall ]
[SECRETARY]	[PRESIDENT]

MUVAC03DB	2	01-03